Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel

March 4, 2019

Via EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Exchange-Traded Funds (the “Registrant”)
Preliminary Proxy Statement on Schedule 14A
Pursuant to the Securities Exchange Act of 1934
Registration No. 333-201935

Dear Ms. Rossotto,

On behalf of the Registrant, this letter responds to your comments communicated to me by telephone on March 1, 2019 with respect to the Registrant’s preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on February 22, 2019 (the “Proxy Statement”). The Registrant will make changes in response to your comments in the Registrant’s Definitive 14A filing for the Proxy Statement.

Comment 1. In the section titled “Introduction - Summary of Proposals,” please clarify the Applicable Funds for Proposal 1 and Proposal 2.

Response: The Registrant will make the requested disclosure.

Comment 2. In the section titled "Voting Information - Solicitation procedures," please clarify whether the estimated solicitation cost represents the total estimated costs of solicitation.

Response: The Registrant will make the requested disclosure.

Comment 3. In the section titled "Voting Information - Expenses of the Meeting," please add further disclosure to explain how the expenses of the meeting will be allocated.

Response: The Registrant will make the requested disclosure.

Comment 4. In the section titled “Proposal 1: Election of the Board of Directors,” please re-phrase the following in plain English: “All individuals who are current PETF Trustees also serve as directors of PFI, a mutual fund sponsored by Principal Life, and as directors of PVC, another mutual fund sponsored by Principal Life. All individuals who are nominees as PETF Trustees are also currently standing as nominees for election as directors of PFI and PVC and, if elected by those respective shareholders, will serve as directors of PFI and PVC. If the same individuals are not elected by the shareholders of each of PEFT, PFI, and PVC, the compositions of those boards will differ. PEFT, PFI, and PVC (collectively, the “Fund Complex”) currently offer shares of a combined total of 131 funds.”

Response: The Registrant will make the requested revision.

Comment 5. In the second sentence of Proposal 3, please change “25% or more” to “more than 25%.”

Response: The Registrant will make the requested revision.

Please call me at 515-247-5419 if you have any questions.

Sincerely,

/s/ Laura Latham

Laura Latham
Assistant Counsel, Registrant